United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Rio de Janeiro, September 8th, 2026.

To:

Brazilian Securities and Exchange Commission – CVM

Superintendence of Corporate Relations

Attention:

Fernando Soares Vieira, Superintendência de Relações com Empresas – SEP

Ana Lucia da Costa Pereira, Superintendência de Listagem e Acompanhamento de Empresas B3 S.A. – Brasil, Bolsa, Balcão

Subject: Clarifications regarding inquiries from CVM/B3 - News Published in the Media

In a news article published by Valor Econômico on September 4, 2026, entitled “Vale abandons plan to take Vale Base Metals public, newspaper says”, it was reported, among other things, that:

▪	Vale has shelved its plans to conduct an initial public offering (IPO) of its base metals unit, Vale Base Metals, amid political pressure stemming from concerns that Brazil could lose control of strategic mining assets, according to the Canadian newspaper The Globe and Mail, citing sources;
▪	According to the report, the IPO has been suspended indefinitely, although it may be resumed at a future date; and
▪	In March, Vale Base Metals’ Chief Executive Officer, Shaun Usmar, told Bloomberg that the company was working to prepare the business for a potential IPO by mid-year.

In this regard, through Official Letter No. 277/2026-SLE, B3 S.A. – Brasil, Bolsa, Balcão requested clarifications from Vale S.A. (“Vale” or the “Company”).

Accordingly, Vale reiterates that the clarifications previously provided to the market on March 4, 20261, in response to Official Letter No. 43/2026/CVM/SEP/GEA-2, remain fully valid. On that occasion, the Company informed the market that it had been implementing operational and strategic initiatives aimed at strengthening the competitiveness and value creation of Vale Base Metals (“VBM”). However, the Company also clarified that there were no ongoing studies, nor had any decision been made by the management of Vale or VBM regarding a potential public offering of shares or any other specific transaction involving VBM’s capital structure.

After conducting the appropriate inquiries with the management of both the Company and VBM, Vale confirms that it has no knowledge of any new fact or corporate decision relating to this matter that would alter the clarifications previously provided to the market or require disclosure pursuant to CVM Resolution No. 44/2021. The Company remains committed to complying with applicable regulations and will promptly disclose any material acts or facts, in accordance with the regulations in force.

Yours sincerely,

Marcelo Feriozzi Bacci

Executive Vice President of Finance and Investor Relations

1 Available here.

Vale S.A.

Praia de Botafogo, 186, 19º andar, Botafogo

22.250-145 Rio de Janeiro RJ Brasil

www.vale.com vale.ri@vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 8, 2026		Director of Investor Relations